Exhibit 12.2
Wisconsin Public Service Corporation
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

(Millions)	2006	2005	2004	2003	2002
EARNINGS
Earnings on common stock	$99.0	$81.4	$104.8	$78.9	$83.1
Federal and state income taxes	58.3	44.1	51.3	45.7	46.8

Net pretax income	157.3	125.5	156.1	124.6	129.9
Loss (Income) from less than 50% equity investees	(9.4)	(7.5)	(8.4)	(6.0)	(6.6)
Distributed earnings of less than 50% equity investees	6.2	5.5	5.9	4.3	5.4

Fixed charges	47.2	42.7	40.4	38.8	41.2

Subtract preference dividend requirement	4.9	4.7	4.6	4.8	4.8

Total earnings as defined	$196.4	$161.5	$189.4	$156.9	$165.1

FIXED CHARGES
Interest on long-term debt, including related amortization	$29.4	$29.8	$29.9	$27.8	$27.2
Other interest	11.2	6.5	4.5	4.9	7.9
Interest factor applicable to rentals	1.7	1.7	1.4	1.3	1.3

Fixed charges before preferred dividend requirement	$42.3	$38.0	$35.8	$34.0	$36.4

Ratio of earnings to fixed charges	4.6	4.3	5.3	4.6	4.5

Preferred dividends (grossed up) (see below)	$4.9	$4.7	$4.6	$4.8	$4.8

Total fixed charges including preferred dividend	$47.2	$42.7	$40.4	$38.8	$41.2

Ratio of earnings to fixed charges and preferred dividends	4.2	3.8	4.7	4.0	4.0

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate	36.6%	34.5%	32.4%	35.6%	35.0%

Preferred dividends (grossed up)	$4.9	$4.7	$4.6	$4.8	$4.8